PHOENIX AMERICAN
FINANCIAL SERVICES, INC.

A Phoenix American Company



2401 Kerner Boulevard
San Rafael, California 94901-5569
(415) 485-4500

July 21, 2014

VII Peaks Capital
Pine Grove Financial Center
4 Orinda Way, Ste 125-A
Orinda, CA 94563

Re: VII Peaks Co-Optivist Income BDC II, Inc. investment funds held in escrow

Per the irrevocable instructions we received on July 16, 2014 from VII Peaks/Ascendant Capital, we will return all funds held in escrow. We are currently processing the returns and will complete the process as soon as possible. We will make every effort to have all funds, currently held in escrow, Fed ex'd no later than Friday, July 25, 2014.

Feel free to let us know if you have any questions.

Sincerely,

Jeff Iverson
AVP & Director of Client Relations
Phoenix American Financial Services
Direct: 415-223-1738
jiverson@phxa.com



13413 Galleria Circle
Building Q, Suite 150
Austin, TX 78738

ASCENDANT CAPITAL

July 21, 2014

VII Peaks Co-Optivist Income BDC II, Inc.
4 Orinda Way, Suite 125-A
Orinda, CA 94563

Re: Offering of Common Stock of VII Peaks Co-Optivist Income BDC II, Inc./SEC Registration No. 333-176182

Dear Sirs:

I am writing to confirm that on July 18, 2014, we completed emailing the attached letter to all of the brokers and investment advisers who are participating in the above-referenced offering.

Very truly yours,

Trent W. Schneiter
Relationship Management Director/OSJ Principal
Ascendant Capital

Enclosure



Trent Schneiter

From: Gurpreet Chandhoke, CEO <info@ascendant-cap.com>
Sent: Friday, July 18, 2014 7:44 PM
To: Trent Schneiter
Subject: A message from Gurpreet Chandhoke

VII PEAKS CAPITAL

July 18, 2014

Dear Advisor,

I am writing regarding a video that may have been distributed to your firm concerning an investment in VII Peaks Co-Optivist Income BDC II, Inc. (the "Fund"). The video was posted on a file sharing site called vimeo.com between May 22, 2014 and July 7, 2014, and consisted of a discussion by myself of the investment philosophy of the Fund, among other things. At several points in the video, I refer to the distributions paid by the Fund as "income." Please be advised that that is an inaccurate description of the distributions that have been paid by the Fund in the recent past, as a substantial part of such distributions have constituted a return of a capital, rather than a distribution of investment income generated by the Fund.

Furthermore, we project that, until the Fund reaches net assets in excess of $100 million, a material part of future distributions will continue to consist of a return of capital. In evaluating an investment in the Fund, and in discussing such an investment with your clients, I caution you not to refer to the distributions paid by the Fund as income, because that would be inaccurate. I regret any confusion this incident may have caused you.

Very truly yours,

VII Peaks Co-Optivist Income BDC II, Inc.

Gurpreet Chandhoke,
Chief Executive Officer

Securities offered through Axiom Capital Management, Inc. Member FINRA/SIPC.
FOR INVESTMENT PROFESSIONAL, INSTITUTIONAL, AND RIA USE ONLY.

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VII Peaks Capital, LLC | 100 Pine Street | Suite 100 | San Francisco | CA | 94111